Exhibit (c)(5)

Presentation to the Board of Directors

Project Tuscany

December 21, 2003

Project Tuscany

This presentation has been prepared for the use of the Board of Directors of Tuscany.  It is confidential and may not be disclosed or provided to any third parties.

The information contained in this presentation was obtained solely from Tuscany management and from public sources.  Bear, Stearns & Co. Inc. has used and relied upon such information in the preparation of this presentation and does not assume responsibility for independent verification of any such information, and makes no representation or warranty in respect of the accuracy or completeness of such information.  This presentation is prepared as of December 20, 2003 and reflects information made available to us prior to such date.

CONFIDENTIAL

Table of Contents

Section
1		Transaction Summary
2		Process Overview
3		Financial Review of Tuscany
	A	Stock Price Trading History
	B	Review of Management Projections
4		Valuation Analysis
	A	Analysis of Comparable Public Companies
	B	Precedent M&A Transaction Analysis
	C	Discounted Cash Flow Analysis
Appendices
	A	Drug Retailing Trading Multiples
	B	Return on Invested Capital (ROIC) Calculations
	C	Weighted Average Cost of Capital and Free Cash Flow Calculations
	D	Ownership Profile

Section 1

Transaction Summary

Transaction Summary

Transaction:	Acquisition of 100% of the common stock of Tuscany by Opus

Purchase Price/Consideration:	$17.00 per share in cash

Treatment of Options:	Existing options to be cancelled and settled in cash

Tax Treatment:	Taxable to Tuscany shareholders

Implied Equity Value:	$419.3 million(1)

Implied Enterprise Value:	$703.1 million(2)

Implied Adjusted Enterprise Value:	$751.6 million(3)

(1)     Based on 24,037,742 basic shares outstanding plus option merger consideration of $10.7 million.

(2)     Calculated as implied equity value plus net debt of $283.8 million as of September 27, 2003.

(3)               Adjusted enterprise value is defined as implied enterprise value plus the estimated after-tax costs of certain contractual obligations which are potentially payable at December 31, 2004 upon the expiration of the Executive’s employment agreement.

Financing:	•	Debt financing from Bank of America(1)
	•	Balance of funds in equity from the investor group

Deal Protection:	•	$10 million plus expenses up to $2 million (2.9% of equity value)
	•	No shop provision, subject to fiduciary out

Material Closing Conditions:	•	Approval by Tuscany shareholders
	•	HSR clearance
	•	Absence of MAC at Tuscany
	•	Consummation of debt financing

(1)     Copies of the commitment letters to be provided separately.

Transaction Valuation and Implied Multiples

The proposed $17.00 per share purchase price represents an 11.9% premium to Tuscany’s recent closing price and a 22.0% premium to the stock’s one-month average closing price.

•                    We have considered the implied valuation of the transaction both including and excluding amounts payable pursuant to certain contractual obligations of the Company.

•                Amounts are payable upon a change of control and may be payable at the end of 2004, upon expiration of the Executive’s employment agreement.

•                The payments that would be due at the end of 2004 are estimated to be approximately $59.4 million, or $48.5 million on an after-tax basis (the “Estimated Payments”), per calculations reviewed by counsel to the Board of Directors.(1)

•                    We have considered the payments due at December 2004 as being similar to debt, as such payments will likely become obligations of the Company in the ordinary course of business.

Summary Valuation

	($ and shares in millions, except per share data)
		Proposed Transaction
	Recent Trading (12/19/03)	Excluding Estimated Payments	Including Estimated Payments
Price per Share	$15.19	$17.00	$17.00
% Premium to Recent Price	—	11.9%	11.9%
% Premium to One-Month Average	—	22.0	22.0
Basic Shares Outstanding	24.038	24.038	24.038
Net “In-the-Money” Options	0.534	0.628	0.628
Fully Diluted Shares Outstanding	24.572	24.666	24.666
Implied Equity Value	$373.3	$419.3	$419.3
Plus: Net Debt as of 9/27/03	283.8	283.8	283.8
Plus: Estimated Payments(1)	0.0	0.0	48.5
Implied Enterprise Value (EV)	$657.0	$703.1	$751.6

(1)               The calculation of precise amounts that would be payable requires actuarial or other expert valuation.  The Estimated Payments reflect approximations and are subject to change.

The proposed transaction implies an enterprise value multiple of 8.9x 2003E EBITDA, or 9.5x after giving effect to the Estimated Payments.

Implied Multiples

	($ in millions, except per share data)
		Valuation Multiples
				Proposed Transaction
	Statistic	Recent Trading (12/19/03)		Excluding Estimated Payments		Including Estimated Payments(2)
Price Per Share/
2003E E.P.S.—Management(1)	$0.57	26.6	x	29.8	x	34.0	x
2004P E.P.S.—Management	0.85	17.9		20.0		21.8

2003E E.P.S.—FirstCall	$0.57	26.6	x	29.8	x	34.0	x
2004P E.P.S.—FirstCall	0.73	20.8		23.3		25.8

Enterprise Value/
LTM (9/27/03) EBITDA	$80.5	8.2	x	8.7	x	9.3	x
2003E EBITDA—Management	79.4	8.3		8.9		9.5
2004P EBITDA—Management	96.0	6.8		7.3		7.8

(1)               Excludes $0.02 per share in debt extinguishment costs.

(2)               Earnings multiples that reflect the Estimated Payments are based on E.P.S. adjusted to give effect to estimated after-tax incremental interest expense at the Company’s estimated average cost of debt of 6.2%.

Summary of Estimated Payments

The following table summarizes the Estimated Payments potentially due in December 2004, compared to the estimated payments due upon a change of control.

•                    The estimated severance payments are due upon a change of control, but may also be payable upon the expiration of the Executive’s employment contract in December 2004.

•                    The estimated SERP/split dollar life insurance premiums become pre-payable by the Company both upon a change of control and if the employment contract is not renewed.

Estimated Payments(1)

	($ in millions, except per share data)
	Pre-Tax		Post-Tax(3)
	Due Upon Change of Control(2)	Potentially Due at 12/04	Due Upon Change of Control(2)	Potentially Due at 12/04
Severance Payments	$24.0	$24.7	$16.8	$13.8
280G Gross-Up	3.5	0.0	3.5	0.0
SERP/SDLIP	34.7	34.7	34.7	34.7

Total Estimated Payments	$62.2	$59.4	$55.0	$48.5
Per Share	$2.52	$2.41	$2.23	$1.97

(1)               The calculation of precise amounts that would be payable requires actuarial or other expert valuation.  The Estimated Payments reflect approximations and are subject to change.

(2)               Assumed effective date of March 31, 2004.

(3)               Tax deductibility of payments is per preliminary review by counsel to the Board of Directors.  Assumes effective tax rate of 44%.  Absent a change in control, it is reasonable to believe that the severance payments are fully tax deductible.  Upon a change of control, a portion of the severance may be tax deductible to the extent the Company can prove that such payments were not contingent on the transaction.

Summary of Draft Debt Financing Commitment(1)

We have reviewed a draft of the debt financing commitment from Bank of America.

•                    Bank of America is committing to provide a $200 million Senior Credit Facility ($115 million drawn at closing) and bridge facilities totaling $380 million for the proposed Opco and Holdco Senior Notes.

•                The balance of the financing needs of the transaction would be funded by equity from the investor group totaling approximately $273 million (35.5% of total sources).

Proposed Sources and Uses

Sources

	($ in millions)
	$	% of Total	Cumul. x 2003E Adj. EBITDA(2)
Senior Credit Facility	$115.0	15.0%	1.3	x
Opco Senior Notes/Bridge Facility	340.0	44.3	5.1
Holdco Senior Notes/Bridge Facility	40.0	5.2	5.6
New/Rollover Equity(3)	272.9	35.5	8.7
Total Sources of Funds	$767.9	100.0%	8.7	x

Uses

($ in millions)
$
Purchase Tuscany Equity(3)	$419.3
Refinance Tuscany Debt	280.0
Estimated Fees and Mgmt. Payments	68.6

Total Uses of Funds	$767.9

•                    The proposed capital structure results in total Opco debt/2003E Adjusted EBITDA of 5.1x and Adj. Debt/2003E Adjusted EBITDAR of 6.7x.(4)

•                Total leverage through the Holdco level is 5.6x 2003E Adjusted EBITDA.

(1)               Summary is based on Bank of America draft commitment letter dated December 19, 2003.

(2)               Represents cumulative multiple of 2003E Adjusted EBITDA of $88.6 million.  Bank of America has agreed to adjust EBITDA to add-back certain legal and professional expenses, black-out costs, assumed cost savings from the Company’s shelf labeling initiatives and an assumed reduction in public company expenses post-transaction (adjustments total $9.2 million).

(3)               Commitment letter amounts exclude options of the Executive to be cancelled in connection with the transaction.  The figures shown above include such amounts for illustrative purposes.

(4)               Defined as total debt plus 8x estimated rent expense divided by EBITDA plus rent expense.

The Bank of America commitment is subject to certain conditions, including:

•                    Completion of healthcare regulatory due diligence and confirmatory review of due diligence materials supplied by Opus’ counsel.

•                    No MAC at Tuscany.

•                    Absence on the closing date and 20 days prior of a material disruption in the capital markets generally.

•                    Minimum consolidated LTM Adjusted EBITDA of $85.0 million.

•                    Maximum Holdco Total Debt/LTM Adjusted EBITDA of 5.8x.

•                    Minimum equity from the investor group.

(1)               Summary is based on Bank of America draft commitment letter dated December 19, 2003.

Section 2

Process Overview

Process Timeline

Bear Stearns was engaged by the Company on August 12, 2003 to act as financial advisor with respect to exploring a possible sale of the Company.

Date	Description of Events
Mid-June 2003	•	Board of Directors authorizes Bear Stearns to solicit preliminary indications of interest from a selected group of potential buyers.
	•	Four potential buyers are provided a set of management projections (KKR, Opus, Texas Pacific Group (TPG), Willis Stein).

Early July 2003	•	Three of the potential buyers submit verbal, preliminary indications of interest to acquire the Company; KKR declines further interest.

July 24, 2003	•	Tuscany releases Q2 earnings and revises guidance downward for fiscal 2003, below the projections distributed to potential buyers in June.

Early August 2003	•	Bear Stearns meets with Board of Directors to provide update on process; Bear Stearns is authorized to contact two additional potential buyers (Apollo Management, Cypress Group).
	•	Apollo expresses interest; Cypress declines interest.

Mid-August 2003	•	Tuscany provides four potential buyers with revised projections (Apollo, Opus, TPG, Willis Stein).

Early September 2003	•	The four potential buyers attend management presentations with Tony Cuti and John Henry.

Date	Description of Events
October 6, 2003	•	Tuscany releases Q3 sales and revises earnings guidance downward for fiscal 2003, below the projections distributed to potential buyers in mid-August.

Week of October 13, 2003	•	At Bear Stearns’ request, the four potential buyers submit updated, verbal indications of interest.

October 22, 2003	•	Bear Stearns meets with Board of Directors to evaluate preliminary indications received.
•

Board of Directors authorizes Bear Stearns to direct Opus to begin working towards providing a firmer proposal at the high end of its preliminary range ($18.00 per share), for further consideration by the Board.

Early November 2003	•	Opus informs Bear Stearns that upon further due diligence of Estimated Payments, the high end of its range is $17.00 per share.

November 5, 2003	•	Bear Stearns discusses Opus’ revised valuation proposal with representatives of the Board of Directors.
	•	Bear Stearns is authorized by the Board to direct Opus to continue working towards providing a firm proposal to acquire Tuscany.

December 4, 2003	•	Bear Stearns and counsel provide update to a representative of the Board of Directors regarding status of the potential Opus proposal.

December 16, 2003	•	Board of Directors meets with Bear Stearns and counsel to discuss status of the Opus proposal.

Summary of Sponsors Contacted

All of the sponsors contacted had experience with food and drug or specialty retailing companies.

•                    In addition, the sponsors contacted had adequate financial wherewithal.

•                    Two financial sponsors with experience in food and drug retailing were considered but not contacted.

•                Leonard Green, an investor in Rite Aid, was believed unlikely to be interested in additional drugstore assets.

•                Bain Capital, a prior owner of Tuscany, was believed unlikely to have an interest in re-acquiring the Company.

Sponsors Contacted	($ in billions)

Sponsor	Latest Fund Size	Representative Investments
Opus	$1.6	• Harvest Foods • Executives have past experience with drugstore transactions

Apollo Management	3.8	• Dominick’s • Ralphs/Food 4 Less • General Nutrition Centers

Cypress Group	2.4	• ClubCorp • Meow Mix

Kohlberg Kravis Roberts (KKR)	5.1	• Safeway • Shoppers Drug Mart • Stop & Shop • Randall’s Food Markets

Texas Pacific Group (TPG)	3.5	• Oxford Health • Executives have past experience with drugstore transactions

Willis Stein & Partners	1.8	• Roundy’s

Potential Strategic Buyers

Based on the historical level of strategic buyer interest in the Company, potential regulatory issues, potential buyers’ recent levels of acquisitiveness and competitive and other considerations, strategic buyers were not contacted.

Drug Retailers	($ in millions)

	Financial and Operating Data
Company	Enterprise Value (EV)	EV/LTM EBITDA		Price/ CY04 E.P.S.		Debt/ EBITDA		Comments
	$14,367	8.7	x	15.9	x	0.7	x	• Potential FTC issues in NYC market (CVS 23% share; Tuscany 30%).

	2,971	12.5		18.8		1.2		• In August 2003, Michel Coutu contacted Tony Cuti, who referred him to Bear Stearns; Coutu did not contact Bear Stearns.

	7,403	10.8		29.4		5.7		• Leverage levels constrain financial wherewithal. • Potential FTC issues in NYC market (Rite Aid 21% share; Tuscany 30%).

	6,982	12.7		27.2		1.5		• Has not expressed interest in expanding into U.S. • KKR, a large shareholder in Shoppers Drug Mart (SDM), declined interest in Tuscany and did not suggest an interest in connection with SDM.

	35,630	16.0		26.0		0.0		• Not historically acquisitive, instead has focused on building new stores.

Note:  Based on stock prices as of December 19, 2003.  For Jean Coutu and Shoppers Drug Mart, financials converted at a spot exchange rate of CAD 1.3376/USD as of December 19, 2003.  Market share data is from Metro Market Studies’ 2003 Drug Store Distribution Guide.

Food Retailers	($ in millions)

	Financial and Operating Data
Company	Enterprise Value (EV)	EV/LTM EBITDA		Price/ CY04 E.P.S.		Debt/ EBITDA		Comments
	$19,622	5.3	x	7.1	x	4.3	x	• Focused on resolving issues relating to accounting irregularities, liquidity and operational challenges at U.S. Foodservice.
								• Lacks financial wherewithal given liquidity constraints.
								• No stand-alone drugstores.

	13,282	5.5		13.0		2.2		• Relative multiple level limits ability to do accretive deal.
								• Has stated desire to add drugstores only in markets where it operates supermarkets (no presence in New York).
								• Focused on resolving union issues on West Coast and improving core food retailing operations.

	21,685	6.2		11.6		2.4		• Relative multiple level limits ability to do accretive deal.
								• No stand-alone drugstores.
								• Focused on resolving union issues on West Coast.

	16,503	5.9		10.6		2.7		• Relative multiple level limits ability to do accretive deal.
								• No stand-alone drugstores.
								• Focused on resolving union issues on West Coast and improving operations after several unsuccessful acquisitions.

Note:  Based on stock prices as of December 19, 2003.  For Ahold, financials converted at a spot exchange rate of €0.8095/$ as of December 19, 2003.

Evolution of Management Projections and Indications of Interest

Management’s projections were revised several times over the course of the process.

•                    Prior to being distributed to the financial sponsors in June, the projections presented to the Board on May 8th were lowered to reflect changes in New York state taxes and lower Medicaid reimbursement rates.

•                    The Company subsequently lowered its public sales and earnings guidance on July 24th.

•                In mid-August, the financial sponsors were provided with revised management projections consistent with public guidance.

•                    Management did not provide the sponsors with revised projections following the earnings pre-announcement on October 6th, which occurred before the receipt of the second round of verbal indications in Mid-October.

•                    Bear Stearns was provided with revised management projections just prior to the Board meeting on October 22nd.

•                Based on these projections, management is estimating fiscal 2003 EBITDA to be approximately 22% lower than the projections first distributed to potential buyers in June.

•                Projections beyond fiscal 2003 reflect EBITDA levels 10% to 15% lower than the June projections.

Fiscal 2003E Projections

	($ in millions, except per share data)
	Current Projections	Revised Guidance (10/6/03)	Distributed to Sponsors (8/18/03)	Revised Guidance (7/24/03)	Distributed to Sponsors (6/16/03)	Presented to Board (5/8/03)
Sales	$1,389	$1,389–$1,394	$1,411	$1,410–$1,420	$1,441	$1,442
EBITDA	$79	$79–$82	$89	$90	$101	$103
E.P.S.(1)	$0.57	$0.57–$0.63	$0.80	$0.80–$0.90	$1.10	$1.25

(1)               Excludes $0.02 in debt extinguishment costs.

Evolution of Management Projections and Indications of Interest (cont.)

The progression of the preliminary indications of interest received and Opus’ current proposal reflect, in part, the evolution of the projections.

•                    The bids received from Opus were described by Opus as “net to shareholders,” after giving effect to the estimated contractual payments.

•                The other bidders did not specify that their indications were net of such costs.

	Preliminary Bids Received Early July		Preliminary Bids Received Mid-October		Current Proposal
Sponsor	Indicated Purchase Price Range	Multiple of LTM (3/27/03) EBITDA(1)	Indicated Purchase Price Range	Multiple of 2003E EBITDA(2)	Proposed Purchase Price	Multiple of 2003E EBITDA(2)
Opus	$18.00–$20.00	7.3x—7.8x	$16.00—$18.00	8.5x–9.2x	$17.00	8.9	x
Apollo	—	—	Mid Teens (Assumed $14.00—$16.00)	7.9–8.5	—	—
Texas Pacific Group	18.50–20.00	7.4—7.8	14.50–17.50(3)	8.0	—	—
Willis Stein	19.00–21.00	7.6—8.1	16.00–17.00	8.5–8.9	—	—
KKR	Declined further interest after review of opportunity in June.
Cypress Group	Declined initial interest upon being contacted in August.

(1)               Based on LTM EBITDA of $99.5 million and net debt of $282.7 million, both as of March 27, 2003.

(2)               Assumes 2003E EBITDA of $79.4 million per management projections and net debt as of September 27, 2003 of $283.8 million.  Excludes Estimated Payments.

(3)               Texas Pacific Group indicated that it would be willing to pay 8.0x the run-rate EBITDA of the Company.  The range shown assumes run-rate EBITDA between $80 million and $90 million.

Section 3

Financial Review of Tuscany

Section 3-A

Stock Price Trading History

Three-Year Stock Price Performance

Since falling 38% on July 25, 2002 after a disappointing quarter and revised outlook, Tuscany’s stock price has traded between $11.35 and $20.45, recently closing at $15.19.

January 1, 2001—December 19, 2003

A	6/7/01:	Follow-on common stock offering priced at $34.50 per share.

B	4/11/02:	Issued $381.5 million of Senior Convertible Notes.

C	7/25/02:	Provided FY2002 E.P.S. guidance of $1.45 to $1.55 vs. previous guidance of $1.64 to $1.68.

D	10/25/02:	Announced FY2002 Q3 E.P.S. of $0.33 and updated FY2002 E.P.S. guidance to $1.43–$1.46.

E	1/21/03:	Provided E.P.S. guidance for FY2003 of $1.40 to $1.50.

F	4/24/03:	Announced FY2003 Q1 E.P.S. of $0.13 and lowered FY2003 E.P.S. guidance to $1.25 to $1.35.

G	7/2/03:	Lowered Q2 E.P.S. guidance to $0.20 to $0.21 down from consensus estimates of $0.24 due to wet, cold weather and a slow economy.

H	7/24/03:	Announced FY2003 Q2 E.P.S. of $0.20. Lowered FY2003 E.P.S. guidance to $0.80 to $0.90 from $1.25 to $1.35.(1)

I	8/22/03:	Announced that black-out in the Northeast adversely impacted Q3 earnings by $0.03 per share.

J	10/6/03:	Lowered FY2003 E.P.S. guidance to $0.57 to $0.63(1) versus previous guidance of $0.80 to $0.90.

K	10/23/03:	Announced Q3 E.P.S. of $0.08, a decrease of 76% from the prior year’s Q3. Reaffirmed FY2003 earnings guidance.

(1)               Excludes $0.02 in debt extinguishment costs.

Comparative Stock Price Performance

Tuscany’s stock price has underperformed its peers and the broader market for the last two years.

YTD 2003

Last Two Years

Last Six Months

Since IPO

Note:  Stock price performance as of December 19, 2003.

Stock Price History Since IPO(1)

The proposed $17.00 per share purchase price represents premiums of 16.0% and 22.0% over the Company’s average closing stock price for the past year and month, respectively.

Daily: February 10, 1998-December 19, 2003

Premiums to Average Stock Prices

	Since IPO	Three Years	One Year	Six Months	One Month	Current Price
Average Stock Price	$26.40	$24.29	$14.65	$15.28	$13.94	$15.19	(2)
Proposed $17.00 Purchase Price—Premium/(Discount)	(35.6)%	(30.0)%	16.0%	11.3%	22.0%	11.9%

(1)               Source:  FactSet Research.

(2)               The proposed $17.00 per share purchase price represents a premium of 26.0% to the closing price of $13.49 on Wednesday, December 17, 2003.

Recent Tuscany Trading Ranges(1)

Approximately 90% of the Company’s trading volume over the past 12 months has been at prices less than the proposed $17.00 per share purchase price.

Share Volume Traded at Various Prices per Period

Last Twelve Months	Last Six Months

Total Volume Traded:	75,430,820	Total Volume Traded:	33,212,020
Average Daily Volume:	298,146	Average Daily Volume:	257,458

(1)               Source:  FactSet Research.  As of December 19, 2003.

Section 3-B

Review of Management Projections

Summary of Management Projections

The following table summarizes management’s projections provided to Bear Stearns on October 20, 2003 for fiscal 2003E to 2008P.

•                    Fiscal 2003E reflects the low-end of management guidance publicly disclosed on October 6, 2003.

	($ in millions, except per share data)
	Historical Fiscal Years Ended December				Projected Fiscal Years Ending December
	2000A	2001A	2002A	2003E	2004P	2005P (53 wks)	2006P	2007P	2008P	2003E-2008P CAGR

Income Statement Data
Total Sales	$1,000.1	$1,143.6	$1,274.5	$1,389.4	$1,516.6	$1,695.6	$1,812.8	$1,969.8	$2,137.4	9.0%
Gross Profit	254.4	272.3	286.4	296.4	330.2	375.4	400.2	433.2	468.6	9.6
EBITDA (FIFO)	101.4	102.1	104.7	79.4	96.0	113.9	122.3	133.6	145.9	12.9
E.P.S.	$1.23	$1.20	$1.28	$0.57	$0.85	$1.09	$1.17	$1.35	$1.57	22.5

Growth and Margins
Sales Growth	19.1%	14.3%	11.4%	9.0%	9.2%	11.8%	6.9%	8.7%	8.5%
Comparable Sales Growth	7.3	6.3	4.8	3.3	5.4	5.0	5.1	5.2	5.3
Gross Margin	25.4	23.8	22.5	21.3	21.8	22.1	22.1	22.0	21.9
EBITDA Margin	10.1	8.9	8.2	5.7	6.3	6.7	6.8	6.8	6.8
EBITDA Growth	17.6	0.7	2.6	(24.2)	20.9	18.7	7.4	9.2	9.2
E.P.S. Growth	NM	(2.5)	6.8	(55.5)	49.6	27.6	7.3	15.5	16.4

Cash Flow Data
Capital Expenditures	$29.8	$41.0	$47.6	$40.0	$37.0	$37.0	$37.0	$37.0	$37.0
Free Cash Flow(1)	(10.6)	(22.3)	(18.0)	(13.4)	4.0	19.7	19.6	20.8	28.6
Total Debt	353.0	247.2	269.7	282.2	278.2	258.5	238.8	220.5	201.0

Store Data
Net New Stores	23	28	28	15	17	17	17	17	17
End of Period Stores	172	200	228	243	260	277	294	311	328

Note:  Excludes non-recurring charges, extraordinary charges and cumulative effect of changes in accounting principles.

(1)               Defined as cash flow from operating activities less cash flow from investing activities.

Wall Street Analyst Expectations

Fiscal 2004 E.P.S. estimates of selected equity research analysts range from $0.64 to $0.85, as compared to management’s projection of $0.85.

Source (Date of Report)	E.P.S.			12-Month Price Target
	2003E	2004P	Rating		Selected Comments

Company	$0.57–$0.63	$0.85	—	—	—

Banc of America (10/23/03)	0.58	0.85	Buy	$22.00	• Anticipated that sales would remain under pressure, however, unanticipated margin contraction in Q3 drove the earnings reduction vs. our estimate.
					• Reiterate “Buy” rating as stock represents strong cyclical investment opportunity at extremely depressed valuation.

Goldman Sachs (10/7/03)	0.60	0.75	Outperform	NA	• Latest reduction in guidance particularly disappointing.
					• Maintain “Outperform” rating on attractiveness of New York market and earnings upside in a sustained recovery.

JP Morgan (12/18/03)	0.57	0.70	Overweight	17.50 (6-months)	• Earnings expectations appear to be at a bottom, while mere modest improvements should drive stock price appreciation.
					• Raising six-month price target to $17.50 per share.

Lehman Brothers (10/31/03)	0.55	0.64	Underweight	13.00	• Well positioned in NYC, but expansion prospects are risky in more competitive outer markets.
					• Stock is trading at premium multiple to CVS, a more geographically diversified chain.

Merrill Lynch (12/17/03)	0.54	0.70	Neutral	NA	• Marginal pick-up in business activity and easy comparisons should start adding some fuel to front-end in early 2004.
					• Little upside to 2004 estimates unless we see meaningful recovery in consumer environment.
					• Stock is more expensive than CVS, but risks and upside are now more equally balanced.

Robinson Humphrey (10/6/03)	0.60	0.80	Underweight	NA	• Visibility remains difficult with no indication of when things will improve.
					• Problems may be increasingly company-specific.
					• Shares still seem expensive.

Key Projection Assumptions vs. Peers

We have compared several of management’s operating assumptions for Tuscany to long-term projections for Walgreens and CVS from Wall Street research through fiscal 2007.

•                    Total sales growth is projected to be in-line with CVS and lower than Walgreens.

Total Sales CAGR (2003E-2007P)

Square Footage CAGR (2003E-2007P)(1)

Average Rx Comp Growth (2004P-2007P)

Average Front-End Comp Growth (2004P-2007P)

Source:  Public filings and Wall Street research dated October 29, 2003 and December 2, 2003 for CVS and Walgreens, respectively.

(1)               Calculated based on number of stores projected at fiscal year end 2007 vs. number of stores at fiscal year end 2003.

Tuscany is projecting EBITDA margins to improve from 5.7% in fiscal 2003 to 6.8% in fiscal 2007, in-line with CVS and Walgreens, but below the Company’s historical margins prior to fiscal 2003.

Rx % of Sales

Total Product Gross Margins(1)

EBITDA Margins

Inventory Turnover

Source:  Wall Street research dated October 29, 2003 and December 2, 2003 for CVS and Walgreens, respectively.

(1)               For comparability, Tuscany margins include warehouse expense and exclude occupancy expense.

Section 4

Valuation Analysis

Summary of Valuation Ranges

The chart below summarizes the valuation ranges derived from each methodology, both before and after giving effect to approximately $2.00 per share in Estimated Payments.

•                    The valuation ranges shown below do not factor in any additional 9/11 business interruption insurance proceeds, given the uncertainty of the amounts and timing of any such payments, which are currently being litigated.

•                Assuming a potential recovery of $30 million at the end of fiscal 2004, the high-end of the range management has indicated to us, our valuation ranges under each methodology would be higher by approximately $0.62 per share on an after-tax basis.(1)

Implied Valuation Ranges

(1)               Calculated as $30 million, tax-effected at 44% and discounted to its present value at Tuscany’s Weighted Average Cost of Capital of 10.5% (mid-point of WACC calculation).

Section 4-A

Analysis of Comparable Public Companies

Overview of Comparable Public Company Analysis

•                    Evaluated comparable publicly traded U.S. drug retailers.

•                    Focused primarily on multiples of 2003E EBITDA and also considered 2004P P/E multiples.

•                While the larger cap companies such as Walgreens and CVS trade primarily based on P/E multiples, we believe EBITDA multiples are most appropriate for valuing less actively traded regionals such as Tuscany.

•                    Each comparable company was evaluated in the context of certain considerations as summarized below.

Comparable Company	Considerations
CVS	• Second largest chain in industry
• Greater scale and geographic diversity than Tuscany

Longs Drug Stores (LDG)	• Geographic concentration on West Coast
• Performance has lagged its peers

Rite Aid (RAD)	• Highly leveraged at 5.7x LTM EBITDA
• Turn-around story as performance has lagged industry in recent years, following accounting irregularities and liquidity issues under prior management

Walgreens (WAG)	• Largest chain in industry
• Has historically traded at premium valuation given leadership position in industry, consistency of execution and ability to penetrate new territories

Comparison of Drug Retailing Trading Multiples

The proposed purchase price of $17.00 per share implies a multiple of 8.9x 2003E EBITDA, or 9.5x adjusted to include the Estimated Payments.

Enterprise Value (EV)/2003E EBITDA

(1)          Source of EBITDA estimates:  Wall Street equity research, except Tuscany which is based on management guidance of $79.4 million and Walgreens which reflects actual results from the fiscal year ended August 31, 2003.  Reflects stock prices as of December 19, 2003.

(2)          Multiple gives effect to an estimated $48.5 million in Estimated Payments.

The proposed $17.00 per share purchase price implies a multiple of 23.3x the First Call consensus E.P.S. estimate for fiscal 2004.

Price/CY2004E E.P.S.

LT Projected E.P.S. Growth	12.5%		12.5%		12.5%		12.5%		11.9%		9.7%		NM	15.0%
Implied PEG(1)	1.4	x	1.7	x	1.6	x	1.9	x	1.3	x	2.3	x	NA	1.7	x
Avg. PEG 2000-Current(2)	0.9		0.9		0.9		0.9		1.4		1.7		NM	2.1

Source of E.P.S. estimates:  First Call and Tuscany management as indicated.  Long-term projected E.P.S. growth is from First Call.  Reflects stock prices as of December 19, 2003.

(1)          Defined as P/E multiple divided by long-term projected E.P.S. growth.

(2)          Represents average PEG ratio from the beginning of 2000 to 2003 year-to-date.

Historical Drugstore Valuation Trends

Current multiples in the industry are below their highs achieved in the late 1990’s, but are generally in-line with their longer-term average multiples since 1990.

•                    Tuscany’s average LTM EBITDA multiple since its IPO is 10.7x, however, in the past three years, the average is 8.8x.

Historical EV/LTM EBITDA Multiples 1990—2003 YTD

Sources: Company press releases, public filings, First Call and FactSet.  Tuscany data since IPO in 1998.

Valuation Considerations

Our derived valuation range for Tuscany considers certain Company-specific factors.

•                    Geographic concentration increases risk profile of Tuscany vs. other operators, as highlighted by numerous events over the past several years.

•                Terrorist attacks of September 11, 2001.

•                Wall Street correction and related job losses in New York City.

•                February 2003 blizzard.

•                Changes in New York state tax laws and Medicaid reimbursement rates.

•                August 2003 black-out.

•                    Earnings disappointments and numerous revisions to guidance have resulted in investor skepticism.

•                Fiscal 2002 guidance was lowered by approximately 22%, to $1.28–$1.31 from $1.64–$1.68 at the start of the year.

•                Fiscal 2003 guidance has been revised lower by approximately 60%, from $1.40–$1.50 disclosed in January to $0.57–0.63 disclosed in October.

Fiscal Year Guidance Revisions

	Fiscal 2002 Guidance				Fiscal 2003 Guidance
	At Q1 2002	At Q2 2002	At Q3 2002	At 1/21/03	At 1/21/03	At Q1 2003	At Q2 2003	At 10/6/03
E.P.S.(1)	$1.64–$1.68	$1.45–$1.55	$1.43–$1.46	$1.28–$1.31	$1.40–$1.50	$1.25–$1.35	$0.80–$0.90	$0.57–$0.63
Total Comps	NA	6.0–7.5%	5.0–6.0%	NA	5.0–7.0%	4.0–5.5%	3.5–4.5%	2.8–3.0%

(1)               Fiscal 2003 guidance at Q2 and at October 6, 2003 excludes $0.02 in debt extinguishment costs.

•                    Higher percentage of sales from the front-end creates greater cyclicality risk vs. comparables.

•                While margins are higher, front-end growth is slower, more cyclical and more sensitive to competition from multiple channels as compared to prescription sales.

•                By 2007, management’s projections indicate Tuscany will derive approximately 51% of sales from the front-end vs. approximately 30% for Walgreens and CVS.

•                    Growth is increasingly dependent on new stores outside core Manhattan market, which stores have on average generated lower volumes and store contribution margins.

•                Reflects a number of factors, including different competitive landscapes and lower population densities.

•                We also note that the economic climate has been very challenging in the last several years during which Tuscany opened many of its non-Manhattan locations.

•                    In addition to these Company-specific considerations, certain industry issues are likely impacting valuations for the sector as a whole.

•                Continued pressures on Medicaid and other third party (PBM) reimbursement rates.

•                Intensifying competition from mail order and supermarkets/mass retailers.

•                Uncertainty regarding impact of Medicare reform.

•                Unknown impact of Canadian re-importation.

Comparable Company Analysis Valuation Range

Based on comparable company trading multiples, we have derived a valuation range for Tuscany of $9.50 to $17.00 per share, or $7.50 to $15.00 after giving effect to the Estimated Payments.

	($ in millions, except per share data)
	Preliminary Valuation– Management Projections
	Low		High
2003E EBITDA Multiples:
2003E EBITDA	$79.4		$79.4
Relevant Multiple Range	6.5	x	8.5	x
Implied Enterprise Value	$516.1		$674.9
Less: Net Debt at 9/27/03	283.8		283.8
Implied Equity Value	$232.2		$391.1
Implied Stock Price(1)	$9.50		$16.00
Implied Adjusted Stock Price(2)	$7.50		$14.00

CY2004 P/E Multiples:
CY2004P E.P.S.	$0.85		$0.85
Relevant Multiple Range	15.0	x	20.0	x
Implied Stock Price	$12.75		$17.00
Implied Adjusted Stock Price(2)	$10.75		$15.00

(1)          Based on 24.0 million basic shares outstanding and net options calculated assuming 2.6 million total options outstanding with exercise prices ranging from $0.58 to $31.71 (weighted average exercise price of $13.42).

(2)          Adjusted stock price has been calculated by deducting $48.5 million in Estimated Payments (approximately $2.00 per share).

Section 4-B

Precedent M&A Transaction Analysis

Precedent M&A Transaction Valuation Range

Based on precedent M&A transactions in the industry, we have derived a valuation range for the Company of approximately $13.00 to $19.25 per share, or $11.00 to $17.25 after giving effect to the Estimated Payments.

•                    The valuation range considers the following:

•                There have been a limited number of large, recent acquisitions in the drugstore industry, with most of the sizable transactions occurring in the mid-to-late 1990’s.

•                As M&A multiples typically reflect the market environment at the time of a given transaction, our range gives consideration to current M&A and equity market conditions.

•                Most recent comparable transactions include KKR’s acquisition of Shoppers Drug Mart in 1999 (7.6x LTM EBITDA) and DLJ Merchant Banking’s acquisition of Tuscany in 1997 (9.4x LTM EBITDA).

•                Public speculation regarding the ongoing sale process for Eckerd has suggested valuations implying 2003E EBITDA multiples within the range of 5.5x to 7.8x.

	($ in millions, except per share data)
	Range of EBITDA Multiples
	7.5x	8.0x	8.5x	9.0x	9.5x
LTM (9/27/03) EBITDA	$80.5	$80.5	$80.5	$80.5	$80.5
Implied Enterprise Value	$603.5	$643.7	$683.9	$724.2	$764.4
Less: Net Debt as of 9/27/03	283.8	283.8	283.8	283.8	283.8
Implied Equity Value	$319.7	$359.9	$400.2	$440.4	$480.6
Equity Value per Share(1)	$13.00	$14.75	$16.25	$17.75	$19.25
Adjusted Equity Value per Share(2)	11.00	12.75	14.25	15.75	17.25

(1)          Based on 24.0 million basic shares outstanding and 2.6 million total options outstanding with exercise prices ranging from $0.58 to $31.71 (weighted average exercise price of $13.42).

(2)          Adjusted equity value per share has been calculated by deducting $48.5 million in Estimated Payments (approximately $2.00 per share).

Selected Drugstore M&A Transactions

Bear Stearns evaluated 15 M&A transactions in the drug retailing industry, though we note that there has been no large scale merger activity in recent years.

($ in millions)

Announcement Date	Acquiror	Target	Transaction Value	LTM EBITDA Multiple		Rationale
12/06/01	Jean Coutu Group	80 Osco Stores	$240	10.6	x(1)	Expand Brooks Pharmacy business in Northeast
11/18/99	KKR-led Investor Group	Shoppers Drug Mart	1,766	7.6		Establish #1 market share in Canada
10/12/99	Katz Group	Snyder Drug Stores	NA	NA		Platform for entry into the U.S. drugstore market
09/15/99	Longs Drug Stores	38 Rite-Aid Stores	186	NA		Expand market share in Northern California
11/24/98	JC Penney	Genovese Drug Store	492	13.8		Enter New York metropolitan market
02/09/98	CVS	Arbor Drugs	1,391	18.5		Establish presence in the Detroit metropolitan area
06/27/97	Rite Aid	K&B Drugs/Harco	340	12.0		Increase market share in the South
06/07/97	DLJ Merchant Banking	Tuscany	350	9.4		Significant market share in #1 U.S. market
01/27/97	CVS	Revco DS	3,802	10.0		Increase presence in New England and Northeast
11/04/96	JC Penney	Eckerd	3,290	10.3		Solidify position in the Sun Belt
10/28/96	Revco D.S.	Big B	429	16.1		Gain significant presence in the southeastern U.S.
10/14/96	Rite Aid	Thrifty Payless	2,277	9.3		Establish presence on West Coast
07/10/96	Thrift Drug (JC Penney)	Fay’s	345	10.4		Expand JC Penney’s Thrift Drug chain
12/27/94	Rite Aid	Perry Drug Stores	219	8.0		Establish presence in the Detroit metropolitan area
04/04/94	Revco DS	Hook-SupeRx	598	7.0		Increase market penetration and expand territory

	Average			11.0	x
	Median			10.0

(1)          Reflects estimate based on Wall Street equity research.

Industry Trading Multiple Trends

The multiples paid in the mid-to-late 1990’s in part reflect the higher multiples at which food and drug retailers traded at that time.

Multiple Trends Since 1990:  Enterprise Value/LTM EBITDA

Average EBITDA Multiple	1990–1995		1996–2000		2001–Current
Drug Retailers Index (1)	7.6	x	12.2	x	10.7	x
Drug Retailers Index excl. Walgreens	7.0		10.3		7.8
Food Retailers Index (2)	7.5		8.8		6.5

(1)          Includes: Arbor Drugs (acquired in 1998), CVS, Duane Reade, Longs, Revco (acquired in 1997), Thrifty Payless (acquired in 1996) and Walgreens.

(2)          Includes: Albertsons, Kroger and Safeway.

Potential Sale of Eckerd by JCPenney

The ongoing sale process for Eckerd, the nation’s fourth largest drugstore chain, provides additional insight with respect to current M&A valuations in the sector.

•                    JCPenney is conducting an auction as part of its evaluation of strategic alternatives for Eckerd.

•                    Eckerd operates over 2,700 drugstores and generated LTM (10/25/03) sales and EBITDA of $14.9 billion and $658 million, respectively.

•                    An assumed range of purchase prices from $3.5 billion to $5.0 billion, per speculation by industry analysts, implies multiples of 2003E EBITDA of 5.5x to 7.8x.

	($ in millions)
	Range of Speculated Purchase Prices
Implied EBITDA Multiples:	$3,500		$4,000		$4,500		$5,000
2003E ($641)(1)	5.5	x	6.2	x	7.0	x	7.8	x

(1)               Wall street research estimates.

Section 4-C

Discounted Cash Flow Analysis

Overview of Discounted Cash Flow Analysis

We have conducted a discounted cash flow analysis of Tuscany based on projections provided by management for fiscal 2004 to fiscal 2008.

•                    Assumptions/Considerations

•                Discounted projections back to December 31, 2003.

•                Implied valuation is highly sensitive to the achievement of the underlying projections, and is particularly dependent on the terminal value, which accounts for approximately 85–90% of the implied enterprise value.

•                Applied terminal multiples and discount rates as described below.

Variable	Selected Ranges	Rationale
5-Year EBITDA Terminal Multiple	6.0x–8.0x	• Publicly traded comparables discounted to reflect slower growth prospects in perpetuity
• Implies perpetuity growth rates of 5.0% to 8.1%

Discount Rate	9.5–11.5%	• Weighted Average Cost of Capital (WACC)analysis
• WACC based on range of targeted long-term capital structures and cost of equity calculation from the Capital Asset Pricing Model

Discounted Cash Flow Analysis Valuation Range

A DCF analysis of management’s projections implies a valuation range for Tuscany of $13.00 to $22.25 per share, or $11.00 to $20.25 after giving effect to the Estimated Payments.

Implied Equity Value Per Share

Excluding Estimated Payments						Including Estimated Payments
	Trailing EBITDA Terminal Multiple					Trailing EBITDA Terminal Multiple
WACC	6.0x	6.5x	7.0x	7.5x	8.0x	WACC	6.0x	6.5x	7.0x	7.5x	8.0x
9.5%	$15.12	$16.95	$18.70	$20.45	$22.19	9.5%	$13.12	$14.95	$16.70	$18.45	$20.19
10.0	14.57	16.37	18.09	19.80	21.51	10.0	12.57	14.37	16.09	17.80	19.51
10.5	14.02	15.79	17.50	19.17	20.84	10.5	12.02	13.79	15.50	17.17	18.84
11.0	13.50	15.22	16.93	18.56	20.20	11.0	11.50	13.22	14.93	16.56	18.20
11.5	12.98	14.67	16.36	17.97	19.56	11.5	10.98	12.67	14.36	15.97	17.56

Implied Perpetuity Growth Rate of Normalized FCF(1)

	Trailing EBITDA Terminal Multiple
WACC	6.0x	6.5x	7.0x	7.5x	8.0x
9.5%	5.0%	5.4%	5.6%	5.9%	6.1%
10.0	5.5	5.8	6.1	6.4	6.6
10.5	6.0	6.3	6.6	6.9	7.1
11.0	6.5	6.8	7.1	7.3	7.6
11.5	6.9	7.3	7.6	7.8	8.1

(1)          Defined as Terminal Value * WACC - FCF / Terminal Value + FCF.  FCF represents normalized free cash flow in the final year of the projection period (i.e., 2008).  The implied perpetual growth rate is used to check the reasonableness of the EBITDA Terminal Multiple assumption.

Appendices

Appendix A

Drug Retailing Trading Multiples

The tables below provide additional operating and valuation data for publicly traded U.S. drug retailers.

U.S. Drug Retailers Operating Data

	($ in millions)
	LTM Financial Data
Company	Revenue	% Rx(1)	EBITDA	EBITDA Margin	Debt/ EBITDA		Same Store Sales Growth(1)	Number of Stores	Average Store Size (sq. ft.)
CVS	$25,481	69.4%	$1,656	6.5%	0.7	x	6.4%	4,137	10,000	(2)
Tuscany	1,358	43.9	80	5.9	3.5		3.0	239	7,027
Longs	4,470	47.8	153	3.4	1.4		(0.7)	467	16,500
Rite Aid	16,354	64.3	684	4.2	5.7		6.5	3,386	11,100
Walgreens	32,505	62.0	2,231	6.9	0.0		9.9	4,227	11,000

Average		57.5%		5.4%	2.3	x	5.0%

U.S. Drug Retailers Valuation Data

	($ in millions, except per share data)
	Stock Price and Valuation Data
	Stock Price 12/19/03	% of 52-week High	Market Cap.	TEV	TEV/EBITDA				CY2004 P/E(4)		Proj. 5-Year E.P.S. Growth(4)	CY2004 P.E.G.
Company					LTM		2003E(3)
CVS	$34.56	92.0%	$13,743	$14,367	8.7	x	8.5	x	15.9	x	11.9%	1.3	x
Tuscany	15.19	82.0	373	657	8.2		8.3		20.8		12.5	1.7
Longs	23.55	92.0	886	1,043	6.9		6.5		22.1		9.7	2.3
Rite Aid	6.18	95.1	3,792	7,403	10.8		10.2		29.4		NM	NA
Walgreens	35.31	94.4	36,647	35,630	16.0		16.0		26.0		15.0	1.7

Average		91.1%			10.1	x	9.9	x	22.9	x	12.3%	1.8	x

(1)          Represents latest reported quarterly data for same store sales growth and % Rx.  Walgreens’ % Rx is for fiscal year ended August 31, 2003.

(2)          Existing stores range in size from 8,000 to 12,000 square feet, although most new stores are based on either a 10,000 or 12,000 square foot prototype.

(3)          Source:  Wall street equity research, except Walgreens which is current fiscal year ended August 31, 2003.

(4)          Source:  First Call.

Appendix B

Return on Invested Capital (ROIC) Calculations

Return on Invested Capital Analysis

•                    Tuscany generates lower returns on invested capital than its large cap peers.

•                ROIC = (NOPAT/Revenue) x (Revenue/Total Invested Capital).

•              Tuscany’s after-tax operating margins are lower than its selected peers and its asset utilization is less efficient.

NOPAT/Revenue

Revenue/Total Invested Capital

ROIC

2003E ROIC Minus WACC

Note:  CVS and Walgreens projections are from Wall Street research dated October 29, 2003 and December 2, 2003, respectively.

•                    Return on invested capital analysis reflects the following factors.

•                New, less mature stores comprise larger percentage of total store base as compared to competitors.

•              Approximately 47% of stores have been opened in last three years vs. 11% for CVS and 43% for Walgreens.

•                New stores have matured slowly given economic slowdown and greater number of non-Manhattan locations.

•                Decrease in sales growth since 2000 has resulted in less leveraging of relatively high fixed occupancy costs.

•              Rent as a percentage of sales is approximately 7.0% compared to 3.3% at CVS and 3.1% at Walgreens.

•              Average sales per store is $5.9 million vs. $6.4 million at CVS and $8.0 million at Walgreens, while average invested capital per store, including the capitalization of operating leases, is $2.1 million compared to $2.4 million at CVS and $2.9 million at Walgreens.

•                Less efficient working capital management also contributes to weaker asset utilization.

•              Working capital as percentage of sales is 16.7% vs. 9.0% for CVS and 5.9% for Walgreens.(1)

•              Primarily reflects lower inventory turns of 4.6x on an annual basis, compared to 4.8x at CVS and 5.6x at Walgreens.

(1)          Working capital as a percentage of sales is calculated as total current assets (less cash) minus total current liabilities (less debt) divided by LTM sales.

Appendix C

Weighted Average Cost of Capital and Free Cash Flow Calculations

Weighted Average Cost of Capital Calculation

Selected U.S. Drug Store Retailers

	($ in millions)
	Adjusted Equity Beta(1) (BE)		Cost of Equity(2)	WACC	Equity Value (E)	Total Debt (D)	Preferred Stock & Min. Interest (P)	Equity/ Enterprise Value	Total Debt, Pfd. & Minority Interest/ Enterprise Value	Unlevered Beta(3)

CVS	0.90	x	10.5%	10.0%	$13,743.2	$1,107.7	$0.0	92.5%	7.5%	0.86	x
Longs Drug	0.90		12.3	10.6	886.3	211.5	0.0	81.1	18.9	0.79
Walgreens	0.95		10.9	10.9	36,647.1	0.0	0.0	100.0	0.0	0.95

Overall Average(8)	0.92	x	11.2	10.5				91.2	8.8	0.92	x

Tuscany	1.01	x	13.7%	9.2%	$373.3	$285.1	$0.0	54.2%	45.8%	0.69	x

Tuscany Assumptions

Pretax Cost of Debt (KD)	6.2%
Risk-Free Rate(RF)(5)	4.5
Equity Risk Premium (RM-RF)(6)	7.0
Size Premia (SP)(7)	2.1
Tax Rate (TR)	44.0

Weighted Average Cost of Capital(4)					Levered Cost of Equity(2)
Unlevered Beta		Target Debt/Enterprise Value			Target Debt/Enterprise Value
		20.0%	30.0%	40.0%	20.0%	30.0%	40.0%
0.65	x	10.1%	9.6%	9.1%	11.8%	12.2%	12.9%
0.75		10.8	10.2	9.7	12.6	13.1	13.8
0.85		11.4	10.8	10.3	13.4	14.0	14.8

Note:  Equity and enterprise values reflect stock prices as of December 19, 2003.

(1)          Source: Bloomberg.  Represents two year weekly data.

(2)          Cost of Equity = Risk-Free Rate (RF) + (Equity Beta (BE) * Equity Risk Premium (RM - RF)) + Size Premia (SP).

(3)          Unlevered Beta = BE / [1+ (D/E * (1-TR))].

(4)          WACC = [RF + BE * (RM-RF) + SP) * E] + [KD * (1-TR) * D].  Assumes pretax cost of debt remains constant.

(5)          Risk-Free Rate based on interpolated 20-year U.S. Treasury Yield as of December 19, 2003.

(6)          Source: Ibbotson Associates: Stocks, Bills, Bonds, and Inflation, 2002 Yearbook.  Based on the differences of large company total arithmetic mean returns minus long-term government bond income returns from 1926-2002.

(7)          Cost of equity premia based on equity market capitalization.  Source: Ibbotson Associates: Stocks, Bills, Bonds, and Inflation, 2002 Yearbook.

(8)          Unlevered beta represents weighted average based on total capitalization.

Free Cash Flow Calculation

Projected Cash Flows

	($ in millions)
	Projected Fiscal Years Ending December
	2004P	2005P	2006P	2007P	2008P
Revenue	$1,516.6	$1,695.6	$1,812.8	$1,969.8	$2,137.4
Annual Growth	9.2%	11.8%	6.9%	8.7%	8.5%
FIFO EBITDA	$96.0	$113.9	$122.3	$133.6	$145.9
Annual Growth	20.9%	18.7%	7.4%	9.2%	9.2%
EBIT	$50.8	$62.2	$65.7	$74.0	$84.3
Less: Unlevered Cash Taxes @ 44.0%	(22.3)	(27.4)	(28.9)	(32.6)	(37.1)
Plus: Changes in Net Deferred Taxes	1.6	2.1	2.3	2.6	3.1
NOPAT	$30.1	$36.9	$39.0	$44.1	$50.3
Annual Growth	NA	22.8%	5.7%	12.9%	14.1%
Plus:Depreciation and Amortization and LIFO(1)	$45.2	$51.7	$56.7	$59.6	$61.7
Less: Capex/Lease and Customer List Acquisitions	(46.5)	(47.0)	(47.9)	(48.0)	(48.5)
Changes in Working Capital	(18.4)	(14.8)	(20.6)	(26.5)	(26.0)
Free Cash Flow to the Unlevered Firm (FCFF)	$10.4	$26.8	$27.2	$29.1	$37.4
Annual Growth	NM	158.0%	1.3%	7.2%	28.3%

(1)          Includes non-cash charges.

Appendix D

Ownership Profile

List of Shareholders

Shareholders	Diluted Shares	% Share Outstanding
		Basic	Diluted
Top 10 Institutional Shareholders
Shapiro Capital Management Co., Inc.	3,325,350	13.8%	12.5%
T. Rowe Price Associates, Inc.	2,595,850	10.8	9.7
Westport Asset Management, Inc.	2,594,360	10.8	9.7
Credit Suisse First Boston, Inc.	2,039,724	8.5	7.7
Mazama Capital Management, Inc.	1,714,150	7.1	6.4
State Street Research & Management	1,232,400	5.1	4.6
Dimensional Fund Advisors, Inc.	1,223,700	5.1	4.6
Alliance Capital Management, Inc.	1,148,694	4.8	4.3
Frontier Capital Management Co., Inc.	1,012,800	4.2	3.8
King Investment Advisors, Inc.	802,557	3.3	3.0
Top Ten Institutions	17,689,585	73.6%	66.4%
Other Institutions	6,082,431	25.3	22.8
Total Institutional Ownership	23,772,016	98.9%	89.3%
Retail/Other(1)	265,726	1.1	1.0
Total Basic Shares Outstanding	24,037,742	100.0%	90.3%
Directors and Management Options	2,302,185	—	8.6
Other Employee Options	290,562	—	1.1
Fully Diluted Shares Outstanding(2)	26,630,489	—	100.0%

% Diluted Shares Outstanding

Sources:  Bloomberg as of December 12, 2003; FactSet as of December 12, 2003; Proxy dated May 8, 2003; 10-Q dated September 27, 2003 and option data as provided by management.

(1)          Includes common stock held by Tuscany management.

(2)          Includes 24,037,742 basic shares outstanding per 10-Q dated September 27, 2003 and 2,592,747 options outstanding as provided by management.